UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                         SHELBOURNE PROPERTIES III, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    82137E103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1.           Security and Issuer

     This Amendment No. 2 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on August 1, 2002, relates to the common stock, $.01 par value (the "Shares"), of Shelbourne Properties III, Inc., a
Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is c/o First Winthrop Corporation, 7 Bulfinch Place, Suite 500, Boston, MA 02114.


Item 4.           Purpose of Transaction

     On August 1, 2002, Carl C. Icahn delivered a letter to the board of directors of the Issuer, which letter is attached hereto as Exhibit 1 and incorporated herein in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Letter to the board of directors of the  Issuer dated August 1, 2002

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2002


LONGACRE CORP.


By:      /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: President




/s/Carl C. Icahn
Carl C. Icahn


               [Signature Page of Amendment No. 2 to Schedule 13D
                with respect to Shelbourne Properties III, Inc.]

                                                                  Exhibit 1

                                  CARL C. ICAHN
                                767 FIFTH AVENUE
                                   SUITE 4700
                            NEW YORK, NEW YORK 10153



                                                                  August 1, 2002

The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, NY 10022

Gentlemen:

We have been engaged in discussions contemplating that Cove Acquisition I, LLC, one of my affiliated companies, enter into agreements with Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., and Shelbourne Properties III, Inc. (collectively, the "Companies"), with respect to tender offers for shares of the Companies and the liquidation of their assets. As of early this morning, those discussions had reached an advanced stage, with documentation nearly completed. By mid-morning, however, we were advised that the Companies had received a letter from HX Investors, L.P., an affiliate of Michael Ashner, regarding improved terms to their earlier bid.


You are hereby advised that we are prepared to complete the transaction as we have proposed it to you and to increase the purchase price for shares of the Companies by 7% over the Ashner bid as follows:

                  Icahn               Ashner
                  Purchase Price      Purchase Price          Number of Shares

HXD               $63.15              $59.00                  251,785
HXE               $73.85              $69.00                  268,444
HXF               $58.30              $54.50                  236,631

This proposal is conditional upon execution and delivery of acceptable agreements prior to 3:00 P.M. tomorrow, Friday, August 2, 2002.

                                                              Very truly yours,


                                                              /s/ Carl C. Icahn
                                                              Carl C. Icahn